SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.    Investment Company Act File Number:    Date examination completed:

                 811-07307                       06/21/02

2. State identification Number:

AL       AK       AZ       AR       CA      CO
CT       DE       DC       FL       GA      HI
ID       IL       IN       IA       KS      KY
LA       ME       MD       MA       MI      MN
MS       MO       MT       NE       NV      NH
NJ       NM       NY       NC       ND      OH
OK       OR       PA       RI       SC      SD
TN       TX       UT       VT       VA      WA
WV       WI       WY       PUERTO RICO

Other  (specify):

3. Exact name of investment company as specified in registration statement:

     Income Trust

4. Address of principal place of business (number,street,city,state,zip code):

     200 AXP Financial Center, Minneapolis, MN 55474

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                          Independent Auditors' Report


To the Board of Trustees of
Income Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Government Income Portfolio of Income Trust (the Portfolio) complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March 31, 2002 and during the period from November 30, 2001 (the date of our last examination) through March 31, 2002. Management is responsible for the Portfolio's compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Portfolio's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2002 and the period from November 30, 2001 through March 31, 2002, with respect to securities transactions:

o Count and inspection of all securities located in the vault, if any, of American Express Trust Company, the Custodian without prior notice to management;

o Confirmation of all securities, if any, held by institutions in book entry form (Wells Fargo Bank Minnesota, N.A., The Bank of New York, and The Depository Trust Company);

o Confirmation or examination of underlying documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Portfolio and the Custodian; and

o    Test of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolio's compliance with the specified requirements.

In our opinion, management's assertion that the Portfolio was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2002 and for the period from November 30, 2001 through March 31, 2001 is fairly stated in all material respects.

This report is intended solely for the information and use of management of the Portfolio and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.


/s/ KPMG LLP
--------------
    KPMG LLP
    Minneapolis, MN
    June 21, 2002

             Management Statement Regarding Compliance With Certain
                Provisions of the Investment Company Act of 1940



We, as members of management of Government Income Portfolio of Income Trust (the Portfolio) are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolio's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2002 and from November 30, 2001 through March 31, 2002.

Based on this evaluation, we assert that the Portfolio was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2002 and from November 30, 2001 through March 31, 2002, with respect to securities reflected in the investment account of the Portfolio.



     AMERICAN EXPRESS FINANCIAL CORPORATION


By: /s/ Paul D. Pearson
    ---------------------
        Paul D. Pearson, Vice President-Investment Accounting/Managed Assets